Exhibit 99.1

Cenovus first-quarter oil sands production up 20%

Oil sands per-unit operating costs decline 31%

•                  Combined oil sands production averaged more than 144,000 barrels per day (bbls/d) net in the first quarter, up 20% from the same period in 2014.

•                  Total oil production was more than 218,000 bbls/d, 11% higher than in 2014.

•                  Upstream per-unit operating costs declined 23%, including a 31% decrease in oil sands per-unit operating costs, compared with the first quarter of 2014.

•                  Cash flow was $495 million, a 45% decline from the first quarter in 2014. Higher oil sands production and lower operating costs were more than offset by a significant decline in crude oil and natural gas prices and lower realized refining margins.

•                  To conserve cash, the 2015 capital spending budget was cut by approximately $700 million in January, and workforce and discretionary spending reductions were made.

•                  The company completed a bought-deal financing, issuing 67.5 million common shares for net proceeds of approximately $1.4 billion.

“We had very strong operational performance in the first quarter, with solid production increases and significantly lower operating costs across our assets,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We also took decisive steps during the quarter to help preserve our financial resilience in this challenging oil price environment without compromising our future.”

Production & financial summary

(For the period ended March 31) Production (before royalties)	2015 Q1	2014 Q1	% change
Oil sands (bbls/d)	144,372	120,444	20
Conventional oil[1] (bbls/d)	73,648	76,410	-4
Total oil (bbls/d)	218,020	196,854	11
Natural gas (MMcf/d)	462	476	-3

Financial ($ millions, except per share amounts)
Cash flow[2]	495	904	-45
Per share diluted	0.64	1.19
Operating earnings[2] (loss)	(88)	378	-123
Per share diluted	(0.11)	0.50
Net earnings (loss)	(668)	247	-370
Per share diluted	(0.86)	0.33
Capital investment	529	829	-36

1 Includes natural gas liquids (NGLs).

2 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Q1 2015

Calgary, Alberta (April 29, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) achieved solid production growth in the first quarter compared with the same period in 2014, driven by 20% higher production at the company’s oil sands operations. Oil sands per-unit operating costs were 31% lower than in the first quarter of 2014, primarily due to higher production and a decrease in fuel costs. Cash flow in the quarter declined 45% as a result of lower crude oil and natural gas sales prices and lower average market crack spreads.

Production from Cenovus’s jointly owned Christina Lake and Foster Creek oil sands operations averaged more than 144,000 bbls/d net in the first quarter. During the quarter, Christina Lake production increased 16% compared with the same period a year earlier, averaging more than 76,000 bbls/d net. The increase was primarily due to phase E reaching design capacity in the second quarter of 2014, the start-up of new wells, including those using the company’s Wedge WellTM technology, and improved facilities performance, all of which contributed to a lower steam to oil ratio (SOR). The current full-year outlook at Christina Lake is for production to be above the mid-point of the company’s annual guidance of between 67,000 bbls/d and 74,000 bbls/d net.

Foster Creek production volumes averaged almost 68,000 bbls/d net in the first quarter, up 24% from the same period in 2014. After six months of ramp-up, phase F wells were contributing approximately 5,400 bbls/d net in incremental production in the first quarter. The phase F ramp-up is proceeding on schedule and is expected to be complete in the first quarter of 2016, approximately 18 months after first production. The start-up of new wells, including those using Cenovus’s Wedge WellTM technology, also contributed to the production gain. In addition, last year’s well workovers led to some flush production, which is starting to taper off, as expected. The company anticipates full-year production at Foster Creek to be above the mid-point of its guidance of between 62,000 bbls/d and 68,000 bbls/d net.

In the first quarter, oil sands operating expenses declined $4.99 per barrel (bbl), or 31%, compared with the same period in 2014. This was due, in part, to lower natural gas prices, which reduced fuel costs at Foster Creek and Christina Lake. Non-fuel per-unit operating costs declined primarily as a result of stronger production and high plant operating efficiencies. The company’s efforts to improve productivity and further prioritize work also contributed to the decrease. For example, savings were achieved by reducing workover costs and lowering fluid, waste handling and trucking costs related to the optimization of the chemical application process. Lower repair and maintenance costs resulting from improved scheduling of less time-sensitive work also contributed to the savings. In addition, Cenovus is starting to see results from its efforts to reduce supplier costs. In general, the company is seeing cost reductions from its suppliers of between 5% and 10%.

“I’m pleased with the performance of both of our oil sands projects in the quarter,” said John Brannan, Executive Vice-President & Chief Operating Officer. “We’ve made progress in significantly reducing our operating costs, and further cost-cutting measures are underway. We expect many of these savings to be sustainable and to make our oil sands assets even more efficient and productive.”

Q1 2015

Commodity price impact

Production increases and lower operating costs and royalties during the first quarter were more than offset by a sharp decline in benchmark prices resulting from a global supply-demand imbalance that accelerated through 2014 and into the first quarter of 2015. Average Brent, West Texas Intermediate (WTI) and Western Canadian Select (WCS) prices decreased 49%, 51% and 55%, respectively, from the same period a year earlier. In addition, the timing of condensate inventory drawdown affected Cenovus’s realized pricing for its heavy oil. Condensate purchased at higher prices at the end of 2014 was blended into product sold in the first quarter of 2015. These factors negatively impacted operating cash flow at Cenovus’s upstream operations.

Operating cash flow from the refining and marketing segment declined to $95 million in the first quarter, down 61% from the same period in 2014. Cenovus’s refining margins were impacted by lower average market crack spreads due to narrower Brent-WTI differentials and higher heavy oil feedstock costs relative to WTI. This was partially offset by improved margins on the sale of secondary products such as coke and asphalt, an increase in refined product output and the weakening of the Canadian dollar.

These factors contributed to a decline in Cenovus’s operating cash flow to $549 million, 53% below the same period a year earlier. Cash flow was down 45% in the quarter to $495 million. After investing $529 million in the first quarter, Cenovus had a free cash flow shortfall of $34 million, compared with free cash flow of $75 million in the same period of 2014.

Since the first quarter of 2015, benchmark prices have improved somewhat. At current strip pricing and market crack spreads, Cenovus expects its 2015 cash flow would essentially cover its capital expenditures and its current level of dividends for the year.

Cost management and financial resilience

Over the next 18 months, Cenovus expects to add approximately 100,000 bbls/d of gross incremental oil sands production capacity from its phase F expansion and optimization work at Christina Lake as well as the phase G expansion at Foster Creek. That would bring total expected oil sands production capacity to 390,000 bbls/d gross in 2016. To help ensure that it has the financial resilience to carry out these expansions and continue to focus on strong operational performance in this low oil price environment, Cenovus has adjusted its business plan for the next three years. This includes taking steps to cut costs and strengthen the company’s balance sheet.

During the first quarter, the company conserved cash by:

•                  Cutting its 2015 capital spending budget by $700 million in January. At $1.8 billion to $2.0 billion, the 2015 capital budget is about 40% below 2014 levels

•                  Largely completing a 15% workforce reduction which primarily affected its contract workforce

•                  Deferring executive and employee salary increases for 2015

•                  Reducing discretionary spending on items including travel, conferences, offsite meetings and information technology upgrades. Cenovus expects most of the savings from its discretionary spending reductions to be evident in the second quarter.

Q1 2015

For 2015, Cenovus expects to be near the low end of its guidance range for operating expenses. Compared with the previous year, general and administrative (G&A) expenses were 34% lower in the first quarter of 2015. The decrease was primarily due to lower employee long-term incentive costs. The company anticipates its G&A expenses will also be near the low end of guidance for the year.

As a result of initiatives already underway, Cenovus expects to realize approximately $200 million in G&A and upstream operating and capital cost savings in 2015. The company continues to look for additional cost savings for the year and is pursuing opportunities it has identified to potentially achieve hundreds of millions of dollars in additional sustainable annual cost reductions in the years ahead.

After careful consideration and lengthy discussion with its board of directors, Cenovus’s management decided to issue 67.5 million common shares during the first quarter. The net proceeds of approximately $1.4 billion are expected to be used to fund any potential shortfall in the company’s capital expenditure program for 2015 and for general corporate purposes. Part of the proceeds was used to repay commercial paper outstanding as it matured.

“We examined a number of alternatives, including issuing debt, lowering the dividend, further reducing capital and issuing preferred shares,” said Ferguson. “In the end, we believed that issuing common shares was the best option to strengthen our balance sheet, provide greater certainty of funding for our planned capital program and reinforce our strong investment-grade credit rating over our three-year planning horizon. This should also position us well to be able to take advantage of opportunities that only come about in market conditions like these.”

To further conserve cash, the company exercised its ability under Cenovus’s Dividend Reinvestment Plan (DRIP) to offer shareholders the opportunity to reinvest their dividends in Cenovus common shares issued from the company’s treasury at a 3% discount to current market prices. For the first quarter, more than one-third of Cenovus shareholders participated in the discounted DRIP, resulting in cash savings for the company of approximately $81 million. The 3% discount on the DRIP will remain in effect for the second quarter and will be reassessed by the company on a quarterly basis thereafter.

Royalty production and fee lands

The company has been evaluating opportunities to crystalize value for shareholders from its existing portfolio of assets. Cenovus is pursuing various potential options with respect to its royalty production and fee lands, including a possible sale or initial public offering, so that the company is market-ready when an appropriate opportunity presents itself.

Q1 2015

Oil Projects

Daily production1

(Before royalties)	2015	2014					2013
(Mbbls/d)	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Christina Lake	76	69	74	68	68	66	49
Foster Creek	68	59	68	57	57	55	53
Oil sands total	144	128	142	125	125	120	103
Conventional oil[2]	74	75	74	74	77	76	77
Total oil[2]	218	203	216	199	202	197	179

1 Totals may not add due to rounding.

2 Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of production growth. The two operations currently producing, Christina Lake and Foster Creek, use steam-assisted gravity drainage (SAGD), which involves drilling into the reservoir and injecting steam at low pressures to soften the thick oil, so it can be pumped to the surface. Cenovus has a third major oil sands project under initial development at Narrows Lake, which is part of the Christina Lake region. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus has a significant opportunity to deliver increased shareholder value over the long term through production growth from several identified emerging projects and additional future developments.

Christina Lake

Production

•                  Production at Christina Lake averaged 76,471 bbls/d net in the first quarter of 2015, 16% higher than in the same period a year earlier. The increase was primarily due to phase E reaching design capacity in the second quarter of 2014, the start-up of new wells, including those using Cenovus’s Wedge WellTM technology, and improved facilities performance. Wedge WellTM technology allows the company to increase production with the use of very little additional steam.

•                  The SOR was 1.7, compared with 1.9 in the first quarter of 2014.

•                  Operating costs at Christina Lake declined 38% to $8.22/bbl in the first quarter from $13.30/bbl in the same period of 2014. The decrease was primarily due to higher production, lower fuel costs and a decline in fluid, waste handling and trucking costs related to the optimization of the chemical application process. The decrease in costs also reflects a reduction in workover activities related to well servicing, primarily due to fewer pump changes.

•                  Non-fuel operating costs were $6.03/bbl, a decline of 29% from $8.47/bbl in the first quarter of 2014. Fuel costs were down 55% to $2.19/bbl.

Q1 2015

•                  The netback the company received for its Christina Lake crude oil production was $10.30/bbl in the first quarter, compared with $39.53/bbl in the same quarter in 2014.

Expansions

•                  Cenovus continues to progress its plant optimization project at Christina Lake. The optimization is expected to increase total production capacity to 160,000 bbls/d gross, starting in the fourth quarter of 2015.

•                  The company is continuing construction at Christina Lake phase F. Plant construction is mostly complete. First oil from this phase is expected in the second half of 2016. Due to the substantial decline in crude oil prices, construction work on phase G has been deferred to conserve cash.

•                  First-quarter capital investment at Christina Lake was $207 million, compared with $182 million in the first quarter of 2014.

Foster Creek

Production

•                  Foster Creek production averaged 67,901 bbls/d net in the first quarter, 24% higher than in the first quarter of 2014. The increase was primarily due to additional volumes from phase F, which began producing in the third quarter of 2014, and the start-up of new wells.

•                  Phase F wells are ramping up as expected and ended the first quarter with production of approximately 5,400 bbls/d net (10,800 bbls/d gross). The phase F plant has a gross design capacity of 30,000 bbls/d.

•                  The SOR at Foster Creek was 2.4 in the first quarter, down from 2.7 in the same period a year ago. The decrease was primarily due to boiler maintenance which temporarily reduced steam use during the quarter. The SOR was also lower due to production from new wells, including wells using Cenovus’s Wedge WellTM technology.  Foster Creek’s SOR is expected to range between 2.6 and 3.0 while expansion phases F and G are ramping up. After ramp-up, the SOR is expected to drop below 2.5.

•                  Operating costs at Foster Creek declined 24% to $14.48/bbl compared with $19.09/bbl a year earlier, mainly because of higher production and lower fuel costs. The decrease also reflects a reduction in workover activities related to well servicing, primarily due to fewer pump changes. Non-fuel operating costs declined 16% to $11.52/bbl in the first quarter, compared with $13.64/bbl in the same quarter a year ago. Fuel costs declined 46% to $2.96/bbl.

•                  The netback the company received for its Foster Creek oil declined to $5.80/bbl in the first quarter compared with $45.86/bbl in the same period a year earlier.

Expansions

•                  Construction is continuing on phase G, which is anticipated to begin producing in the first half of 2016. Plant construction at phase G is approximately two-thirds complete.

•                  As previously announced, due to the significant decrease in crude oil prices, construction work on phase H has been deferred to conserve cash.

Q1 2015

•                  First-quarter capital investment at Foster Creek was $149 million compared with $221 million in the first quarter of 2014.

Narrows Lake

•                  Cenovus believes Narrows Lake has the potential to achieve total production capacity of 130,000 bbls/d. Narrows Lake is expected to be the industry’s first project to use a solvent aided process (SAP) on a commercial scale, combining butane with steam to improve oil recovery.

•                  As previously announced, in response to the substantial decline in crude oil prices, Cenovus has decided to defer further work at Narrows Lake to conserve cash. The company plans to take advantage of the slower pace of development to optimize its engineering and execution strategy with a focus on achieving the lowest capital efficiencies for the Narrows Lake project.

Emerging projects

Grand Rapids

•                  Cenovus continues to operate a SAGD pilot project at Grand Rapids with two producing well pairs. A third pilot well pair was completed in early March 2015, and steam circulation is expected to begin in the second quarter. It is anticipated that data from these well pairs will be used to help determine the company’s development plan for Grand Rapids.

•                  The company has completed the dismantling and storage of an existing SAGD facility that Cenovus purchased in 2014 and plans to relocate to the Grand Rapids site once the development plan has been finalized, subject to a recovery in crude oil prices. The project has received regulatory approval for total production capacity of 180,000 bbls/d.

Telephone Lake

•                  Cenovus continues to review development options for Telephone Lake after receiving approval from the Alberta Energy Regulator for the project in late 2014.

Conventional oil

Cenovus has tight oil opportunities in Alberta as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery. Cenovus also produces conventional heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in northern Alberta. Cenovus has been injecting polymer since 2006 to enhance production from the reservoir, which is also under waterflood.

•                  Total conventional oil production fell 4% to 73,648 bbls/d in the first quarter compared with 76,410 bbls/d in the same period a year ago due to the divestiture of non-core assets in 2014. Production from the divested assets averaged 3,174 bbls/d in the first quarter of 2014.

•                  Operating costs for Cenovus’s conventional oil operations were $16.29/bbl in the first quarter, a 23% decline from $21.06/bbl in the first quarter of 2014. The decline was primarily due to reduced expenses for workover activities, repairs and maintenance, electricity and fuel costs.

Q1 2015

•                  As previously announced, Cenovus has temporarily suspended the majority of its conventional drilling program in southern Alberta and Saskatchewan for 2015. This suspension, along with asset dispositions completed in 2014, is expected to reduce production to between 66,000 bbls/d and 70,000 bbls/d for 2015 compared with approximately 75,000 bbls/d in 2014.

•                  Cenovus invested $62 million in its conventional oil assets in the first quarter, compared with $263 million a year earlier. These assets generated $104 million of operating cash flow in excess of capital investment in the first quarter.

Natural Gas

Daily production

(Before	2015	2014					2013
royalties)		Full					Full
(MMcf/d)	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural gas	462	488	479	489	507	476	529

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These properties are managed as financial assets, not production assets, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production averaged 462 million cubic feet per day (MMcf/d) in the first quarter, down 3% from 476 MMcf/d in the same period in 2014. Cenovus anticipates continued declines in its natural gas production in future quarters, as the company continues to direct the majority of its capital investment to its crude oil properties.

•                  The company invested $5 million in its natural gas assets in the first quarter compared with $9 million in the same quarter a year earlier. The natural gas assets generated $76 million in operating cash flow in excess of capital investment in the quarter.

•                  Cenovus’s average realized sales price for natural gas, including hedging, was $3.34 per thousand cubic feet (Mcf) compared with $4.47/Mcf a year earlier.

•                  Natural gas use at Cenovus’s operations is forecast to be about 180 MMcf/d in 2015.

Markets, Products and Transportation

To capture the highest value for its oil, Cenovus takes an integrated approach to production, transportation and refining. The company is focused on finding new customers in North America and around the world where it expects to receive the best prices, and on ensuring it has the ability to move oil to those customers. Cenovus is also working to create a variety of oil blends that it expects will help maximize its transportation and refining options.

Cenovus has ownership in the Wood River Refinery in Illinois and the Borger Refinery in Texas. These Midwest refineries, which are jointly-owned with the operator, Phillips 66,

Q1 2015

produce high-quality end products like diesel, gasoline and jet fuel. On an integrated basis, Cenovus’s refining business provides an economic hedge against heavy crude oil discounts to WTI.

The company continues to support proposed pipelines to Canada’s east and west coasts as well as to the U.S. to help secure additional shipping capacity for its expected production growth. To complement this approach and access markets not served by pipeline, the company has also been pursuing a strategy to expand its capacity to transport oil by rail.

Refining and marketing

Operations

•                  Cenovus’s refineries processed an average of 439,000 bbls/d gross of crude oil in the first quarter, a 10% increase from 400,000 bbls/d gross in the same period a year ago, due to lower turnaround and maintenance activity. Together, the two refineries processed an average of 220,000 bbls/d gross of heavy oil in the quarter, compared with 195,000 bbls/d gross in the first quarter of 2014.

•                  The refineries produced an average of 469,000 bbls/d gross of refined products in the quarter, an increase of 12% from the previous year.

Financial

•                  Operating cash flow from refining and marketing was $95 million for the first quarter, a 61% decline from $245 million in the same quarter in 2014, as the benefit of improved refinery operations was more than offset by significant changes in benchmark prices in the first quarter of 2015.

•                  Reported results in the quarter were negatively impacted by lower average market crack spreads and narrower WTI-WCS differentials. These pricing factors were partly offset by improved margins on the sale of secondary products, an increase in refined product output as well as the effect of a weakening of the Canadian dollar relative to the U.S. dollar, compared with the first quarter of 2014.

•                  Cenovus’s refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s operating cash flow from refining would have been approximately $55 million higher in the first quarter, compared with $83 million lower in the first quarter of 2014.

•                  Capital investment was $44 million in the first quarter compared with $23 million a year earlier. The increase was primarily due to the debottlenecking project at Wood River, which received permit approval in the first quarter of 2015. Planned start-up is anticipated in 2016.

Market access

•                  Cenovus has 50,000 bbls/d of contracted capacity on Enbridge’s Flanagan South system, increasing to 75,000 bbls/d in 2018. Initial deliveries on Flanagan South, which provides additional pipeline access to the U.S. Gulf Coast, began in December 2014.

•                  Cenovus has firm service capacity of 11,500 bbls/d on the existing Trans Mountain pipeline, giving the company access to the West Coast.

Q1 2015

•                  The company has also committed to moving 200,000 bbls/d on TransCanada’s proposed Energy East pipeline, has additional shipping capacity of 175,000 bbls/d on planned pipelines to the West Coast and has 75,000 bbls/d of committed capacity on TransCanada’s proposed Keystone XL system.

•                  Cenovus has 30,000 bbls/d gross of crude oil rail loading capacity. On average, the company transported more than 13,000 bbls/d gross of crude oil by rail in the first quarter to markets in Canada and the U.S., including 18 unit train shipments.

•                  As of March 31, Cenovus had also taken delivery of more than half of the 825 coiled and insulated rail cars it had ordered to further support its rail strategy.

Financial

Dividend

The Cenovus Board of Directors declared a second-quarter dividend of $0.2662 per share, payable on June 30, 2015 to common shareholders of record as of June 15, 2015. Based on the April 28, 2015 closing share price on the Toronto Stock Exchange of $23.13, this represents an annualized yield of about 4.6%. The company has exercised its ability under Cenovus’s DRIP to offer shareholders the opportunity to reinvest their dividends in Cenovus common shares issued from the company’s treasury at a 3% discount to current market prices. The 3% discount will remain in effect for the second quarter and will be reassessed by the company thereafter. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis. Cenovus’s continued commitment to a meaningful dividend is an important aspect of its strategy to focus on increasing total shareholder return.

Cash flow, earnings, capital investment, G&A and debt ratios

•                  Operating cash flow was $549 million in the first quarter, a decline of 53% compared with the first quarter of 2014. This decrease was primarily due to lower average crude oil and natural gas sales prices, and lower average market crack spreads. The decrease was partially offset by realized risk management gains, increased crude oil sales volumes, lower royalties and a decrease in crude oil operating expenses.

•                  Cenovus generated $495 million in cash flow for the first quarter, 45% less than in the same quarter a year ago, largely due to the decline in operating cash flow, partially offset by a decrease in current income tax.

•                  For the quarter, operating cash flow in excess of capital invested was $104 million from conventional oil, $76 million from natural gas and $51 million from refining and marketing. The company had an operating cash flow shortfall, net of capital expenditures, of $213 million from crude oil production at its oil sands projects.

•                  Cenovus had an operating loss of $88 million in the first quarter, compared with operating earnings of $378 million in the first quarter of 2014. The loss was primarily due to the decline in cash flow, unrealized foreign exchange losses of $9 million compared with gains of $53 million in 2014, and an increase in depreciation, depletion and amortization due to increased oil sands sales volumes. This was partially offset by a recovery of employee long-term incentive costs and lower deferred income tax.

•                  Cenovus’s net loss for the quarter was $668 million compared with net earnings of $247 million in the first quarter of 2014. The net loss was partly due to non-operating unrealized foreign exchange losses of $514 million compared with losses of

Q1 2015

$196 million in the same period of 2014 and unrealized risk management losses compared with gains in 2014. The net loss was partially offset by a recovery of income taxes of $113 million.

•                  Capital investment was $529 million, a 36% decline from $829 million in the first quarter of 2014, as the company reduced capital spending to conserve cash. Almost 80% of the investment was at the company’s oil sands operations as it progressed expansion phases at Christina Lake and Foster Creek.

•                  G&A expenses declined 34% to $72 million in the first quarter from a year ago. The decrease was primarily due to a recovery of employee long-term incentive costs resulting from a decline in the company’s share price.

•                  Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of between 1.0 and 2.0 times. At March 31, 2015, the company’s debt to capitalization ratio was 35% and debt to adjusted EBITDA was 1.9 times, on a trailing 12-month basis. The net debt to capitalization ratio was 27%, and net debt to adjusted EBITDA was 1.3 times, on a trailing 12-month basis.

Commodity price hedging

•                  In the first quarter, Cenovus added Brent fixed price contracts for the period March through June 2015 of 45,000 bbls/d at an average price of US$56.45/bbl, 18,000 bbls/d for the third quarter of 2015 at an average price of US$60.03/bbl and 1,000 bbls/d for the fourth quarter of 2015 at an average price of US$64.00/bbl. The company also added Brent fixed price contracts for 2016 of 4,000 bbls/d at an average price of US$65.75/bbl.

•                  Cenovus had a realized after-tax hedging gain of $111 million in the quarter, as the company’s contract prices exceeded the average benchmark price. Unrealized losses were $108 million after tax in the first quarter, primarily due to the realization of settled positions.

•                  Cenovus received an average realized price, including hedging, of $37.66/bbl for its oil in the first quarter. This compares to an average realized price, including hedging, of $71.12/bbl in the first quarter of 2014. The average realized price for natural gas, including hedging, was $3.34/Mcf, compared with $4.47/Mcf a year ago.

Q1 2015

Operating earnings1

(For the period ended March 31) ($ millions, except per share amounts)	2015 Q1	2014 Q1
Earnings (loss) before income tax
Add back (deduct):	(781)	358
Unrealized risk management (gains) losses[2]	145	(26)
Non-operating unrealized foreign exchange (gains) losses[3]	514	196
(Gains) losses on divestiture of assets	(16)	—
Operating earnings (loss), before income tax	(138)	528
Income tax expense (recovery)	(50)	150
Operating earnings (loss)	(88)	378

1 Operating earnings is a non-GAAP measure as defined in the Advisory.

2 The unrealized risk management (gains) losses include the reversal of unrealized (gains) losses recognized in prior periods.

3 Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and foreign exchange (gains) losses on settlement of intercompany transactions.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, April 29, 2015, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual Consolidated Financial Statements.

Q1 2015

•                  Free cash flow is defined as cash flow less capital investment.

•                  Operating earnings is used to provide a consistent measure of the comparability of the company’s underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings (loss) before tax.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

•                  Net debt is defined as debt net of cash and cash equivalents.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Netbacks reported in this news release are calculated as set out in the Annual Information Form (AIF). Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For first quarter 2015, the cost of condensate on a per barrel of unblended crude oil basis was as follows: Christina Lake - $31.60 and Foster Creek - $30.57.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “projected”, “future”, “could”, “should”, “focus”, “proposed”,

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“schedule”, “potential”, “capacity”, “may”, “strategy”, “outlook” or similar expressions and includes suggestions of future outcomes, including statements about: the sufficiency of projected 2015 cash flow to cover capital expenditures and the current level of dividends under current strip pricing and market crack spreads; growth strategy and related schedules; projections contained in the company’s 2015 guidance; forecast operating and financial results; planned capital expenditures; project capacities; expected future production, including the timing, stability or growth thereof; future cost savings and project costs, including relative to the industry; potential for maximizing the value of the company’s royalty fee lands; forecast natural gas use at operations; expected SOR; expected increase in production capacity through optimization activity; potential for optimization of engineering and execution strategy, including related impacts on capital efficiencies; operating cash flow relative to ongoing capital investment requirements for properties; expected future refining capacity; broadening market access; the company’s work on a variety of oil blends, including potential related impact on transportation and refining options; improving cost structures, including the expected timing and sustainability thereof and potential impact on efficiency and productivity; dividend plans and dividend strategy, including with respect to the dividend reinvestment plan; anticipated timelines for future regulatory, partner or internal approvals; future impact of regulatory measures; forecasted commodity prices; future use and development of technology; targeted future debt to capitalization and debt to adjusted EBITDA; and projected shareholder value and total shareholder return. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the company’s ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; the company’s ability to generate sufficient cash flow from operations to meet the company’s current and future obligations; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

2015 guidance, available at cenovus.com, is based on an average diluted number of shares outstanding of approximately 760 million. It assumes: Brent US$53.50/bbl, WTI US$50.50/bbl; WCS US$36.25/bbl; NYMEX US$3.00/MMBtu; AECO $2.70/GJ; Chicago 3-2-1 Crack Spread US$11.75/bbl; Exchange Rate of $0.83 US$/C$.

Underlying assumptions in Cenovus’s calculation of supply costs include: price forecast and associated royalties, capital costs, operating expenses, reservoir performance and discount rates. The company’s supply costs are estimated using these assumptions to generate a long-term WTI price that provides a project-specific after-tax rate of return of at least 9% on future capital investment.

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The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: volatility of and assumptions regarding oil and gas prices; the effectiveness of the company’s risk management program, including the impact of derivative financial instruments, the success of the company’s hedging strategies and the sufficiency of the company’s liquidity position; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in the company’s marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; the company’s ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; changes in credit ratings applicable to Cenovus or any of its securities; changes to the company’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources and future production estimates; Cenovus’s ability to replace and expand oil and gas reserves; Cenovus’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated heavy oil business; reliability of the company’s assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, financial results and its Consolidated Financial Statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of the company’s material risk factors, see “Risk Factors” in Cenovus’s most recent AIF/Form 40-F, “Risk Management” in Cenovus’s current and annual MD&A and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and the company’s website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S.

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refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $25 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Susan Grey	Brett Harris
Director, Investor Relations	Media Lead
403-766-4751	403-766-3420

Graham Ingram	Sonja Franklin
Senior Analyst, Investor Relations	Media Advisor
403-766-2849	403-766-7264

Anna Kozicky	General media line
Senior Analyst, Investor Relations	403-766-7751
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382

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